Exhibit 21.1

ARGAN, INC. AND SUBSIDIARIES

LIST OF COMPANIES

JANUARY 31, 2026

Times
Company Name	Place of Incorporation/ Organization	% Ownership

Argan, Inc. (“AGX”)	Delaware	Parent
100%-Owned Subsidiaries of AGX
Gemma Power Systems, LLC (“GPS”)	Connecticut	100%
Gemma Power Hartford, LLC	Connecticut	100%
Gemma Power, Inc.	Connecticut	100%
Southern Maryland Cable, Inc.	Delaware	100%
AGX International Limited (“AGXI”)	Ireland	100%
Atlantic Projects Company, Inc.	New York	100%
TRC Acquisition, LLC (“TRCA”)	Delaware	100%
100%-Owned Subsidiaries of GPS
Gemma Renewable Power, LLC	Delaware	100%
Gemma Plant Operations, LLC	Delaware	100%
100%-Owned Subsidiary of TRCA
The Roberts Company, Inc.	Delaware	100%
100%-Owned Subsidiary of AGXI
Atlantic Projects Company Limited (“APCL”)	Ireland	100%
100%-Owned Subsidiary of APCL
Atlantic Projects Company (UK) Limited	United Kingdom	100%
Atlantic Power Contractors Limited	Hong Kong	100%